UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 10, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

September 10, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES SANCTION BY THE COLOMBIAN SUPERINTENDENCY OF FINANCE

Bancolombia S.A. (NYSE: CIB) announced that a fine of five hundred million Colombian pesos (COP 500,000,000) (approximately USD130,000*) has been imposed on Bancolombia S.A. by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia) through Resolution 0973 of September 7, for alleged operational errors in the control of the collection of the interest rates for 1,079 housing loans, equivalent to 0.45% of the current housing portfolio.

At the time, Bancolombia informed the affected customers, corrected the charges and made the applicable refunds in accordance with the law.

* Market representative rate on September 10, 2021: USD 1 = COP 3,829.72

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371